
August 12, 2010

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street N.E., Suite 1800
Atlanta, Georgia 30309

      RE: Invesco Ltd.
              Form 10-K for the Year Ended December 31, 2009
              Forms 10-Q for the Periods Ended March 31, 2010 and
              June 30, 2010
              Definitive Proxy Statement on Schedule 14A filed on
              March 29, 2010
              Prospectus Supplement filed on May 20, 2009
              File No. 1-13908

Dear Mr. Starr:

We have reviewed your response letter dated July 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">Form 10-K for the Year Ended December 31, 2009</p>

Management's Discussion and Analysis of Financial Condition and Results of Operations

Assets Under Management, page 28
AUM by Channel, page 29

1. We have read your responses to comments four and five from our letter dated June 11, 2010. Notwithstanding the fact that you are not a party to your investors' asset

Mr. Loren M. Starr
Invesco Ltd.
August 12, 2010
Page 2

allocation decisions or decision-making process, we would expect you to have some insight regarding the conditions of the financial market and your underlying product and services such that you can analyze and discuss the underlying drivers of cash inflows and outflows of your AUM. Please provide a more robust discussion of the underlying reasons for changes in components of cash flows, market gain and losses/reinvestment and foreign currency translation by total AUM and AUM by channel. Please show us your proposed disclosures.

Results of Operations for the Year Ended December 31, 2009, Compared with the Year Ended December 31, 2008, page 31

2. We have read your response to comment six from our letter dated June 11, 2010. Based on your consideration of comments four and five from our letter dated June 11, 2010, please show us what your proposed disclosure will look like.

Form 10-Q for the Period Ended June 30, 2010

General

3. Please discuss the above comments in your interim filings as well.

Condensed Consolidated Statement of Changes in Equity, page 6

4. We have read your response to comment 15 from our letter dated June 11, 2010. Please note that we are still reviewing your response and we may have further comments when we have completed our review.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief